AMENDING AGREEMENT NO. 1

MEMORANDUM OF AGREEMENT made as of May 15, 2018.

AMONG:

HUDBAY Peru S.A.C.,

as Borrower,

- and -

CERTAIN OF its Affiliates,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

the bank of nova scotia,

as Administrative Agent,

- and -

THE lenders from time to time party to the credit agreement.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a second amended and restated credit agreement dated as of July 14, 2017 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 6.3 of the Credit Agreement is amended by adding the following Section 6.3(i) immediately following Section 6.3(h):

"(i) EACH OF THE OBLIGORS CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO THE CREDIT BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN SECTION 6.3 OF THIS AGREEMENT. The Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Advance outstanding at any time and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower or any other Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. EACH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE OBLIGORS, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE."

(b) Schedule C to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit A hereto.

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing; and

(d) the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6. Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

hudbay peru s.A.C.
by	"Francisco Javier del Rio del Aguila"
Francisco Javier del Rio del Aguila
General Manager

by	"Gregory Paul Dryden"
Gregory Paul Dryden
Chief Financial Officer

hudbay marketing & sales inc.
by	"Patrick Donnelly"
Patrick Donnelly
Vice President, General Counsel and Corporate Secretary

hudbay peru inc.
by	"Patrick Donnelly"
Patrick Donnelly
Secretary

hudbay minerals inc.
by	"Jon A. Douglas"
Jon A. Douglas
Vice President and Treasurer

hudbay (bvi) inc.
by	"Javier Del Rio"
Javier Del Rio
President

Signature Page to Amending Agreement No. 1 (Peru)

6502873 canada inc.
by	"Patrick Donnelly"
Patrick Donnelly
Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA inc.
by	"Patrick Donnelly"
Patrick Donnelly
Vice President and General Counsel

HUDBAY ARIZONA (Barbados) SRL
by	"Javier Del Rio"
Javier Del Rio
Director

HUDBAY ARIZONA (US) Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

HUDBAY ARIZONA (US) Holding CorpORATION
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Cobre Verde Development Corporation
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Signature Page to Amending Agreement No. 1 (Peru)

Rosemont Copper Company
by	"Cashel A. Meagher"
Cashel A. Meagher
President, Chief Operating Officer and Treasurer

Signature Page to Amending Agreement No. 1 (Peru)

Administrative Agent

the bank of nova scotia, as Agent
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

The Lenders

canadian imperial bank of commerce, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

the bank of nova scotia, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

ing capital llc, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

BANK OF MONTREAL, as Lender
by	"Authorized Signatory"
Authorized Signatory

royal bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

The TORONTO-DOMINION BANK, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

national bank of canada, as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

scotiabank perú s.a.a., as Lender
by	"Authorized Signatory"
Authorized Signatory

"Authorized Signatory"
Authorized Signatory

Exhibit A

COMPLIANCE CERTIFICATE

TO:  THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: THE BANK OF NOVA SCOTIA, as Agent

The Bank of Nova Scotia
Global Banking and Markets - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1

Attention: Alastair Borthwick
               Managing Director
Telephone: 416.866.3547
Email:  Agency.services@scotiabank.com

We refer to Section 8.3(a)(iv) of the Second Amended and Restated Credit Agreement effective as of July 14, 2017 between Hudbay Peru S.A.C. (the "Borrower") and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower's fiscal [quarter/year] ended • (the "[Quarter/Year] End").

1. The Borrower hereby certifies that:

(a) the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b) no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

(c) no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a) the Tangible Net Worth was $• and the minimum required Tangible Net Worth was $•;

(b) the Senior Secured Debt to EBITDA Ratio was •:•;

(c) the Interest Coverage Ratio was •:•;

(d) the Total Net Debt to EBITDA Ratio[1] was •:•; and

(e) the Total Debt to EBITDA Ratio was •:•.

3. Appendix A attached sets out the calculations referred to in item 2 above.

4. Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

5. Except as disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N), 8.3(b)(i)(P) and 8.3(b)(i)(R) of the Credit Agreement or as disclosed in writing to the Agent in connection with the delivery of this Compliance Certificate no mining claims, real property, interest in mining claims or interest in mining claims or real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) has been acquired by any Hudbay Group Member in Peru since the date of the most recently delivered Compliance Certificate and except as disclosed in writing to the Agent no such mining claim, real property, interest in mining claims or interest in real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) is or could reasonably be expected to be material to: (a) the operation of the Constancia Mine, (b) the operation of the Borrower or (c) the Hudbay Group's business, affairs, property, liabilities or financial condition in Peru.

DATED _________________, 20___.

hudbay Peru S.A.C.
By
Name:
Title:

Name:
Title:

[1] The Total Net Debt to EBITDA Ratio is being included for purposes of determining the calculations for interest rates and fees as provided in Section 2.6 and not for covenant compliance purposes.